Exhibit 99.1

Brookfield Renewable Partners

PRESS RELEASE
All amounts in Canadian dollars unless otherwise noted

BROOKFIELD RENEWABLE COMPLETES CDN$800 MILLION EQUITY OFFERING

BROOKFIELD, News, June 10, 2016 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) ("Brookfield Renewable") today announced the closing of its previously announced bought-deal and private placement offerings.

Offer Documents
Brookfield Renewable has filed a Registration Statement on Form F-3 (including a prospectus) with the United States Securities and Exchange Commission (the "SEC") in respect of the public offering. Before you invest, you should read the prospectus in that Registration Statement and other documents Brookfield Renewable has filed with the SEC for more complete information about Brookfield Renewable and the Offering. Brookfield Renewable has also filed a prospectus supplement relating to the public offering with securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Also, Brookfield Renewable, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada from Scotia Capital Inc., Attention: Equity Capital Markets (tel:416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario, or from TD Securities Inc., Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga, Ontario L4W 5P5; or in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets (tel:212-225-6853), 250 Vesey Street, 24th Floor, New York, New York, 10281, or from Barclays Capital Canada Inc., toll-free: 1-888-603-5847, email: barclaysprospectus@broadridge.com, or from HSBC Securities (USA) Inc., Attention: Prospectus Department, 452 Fifth Avenue, New York, New York, 10018, toll-free: 877-429-7459,  email: ny.equity.syndicate@us.hsbc.com, or from TD Securities (USA) LLC, 31 W 52nd Street, New York, New York, 10019, tel: 212-827-7392.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of Brookfield Renewable in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world's largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with US$240 billion of assets under management.

For more information, please contact:

Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com